
07052719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

TRADINGS.NET, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Danny Yakoel
President
1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3140	**13-4055457**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Copies to:
Andrea Cataneo, Esq.
Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
(212) 930-9700
(212) 930-9724 (fax)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A



PART 1 - NOTIFICATION

Item 1. Significant Parties

(a) The issuer's directors:

	Business Address	Residential Address
Danny Yakoel	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(b) The issuer's officers:

	Business Address	Residential Address
Danny Yakoel President	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi Secretary and Treasurer	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

	Shares	Percentage
Underwriters Annuity Services, Ltd. 35 Barrack Road Belize City, Belize	360,000	16.2
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2
Loxen Trading Company B.V.I. c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC	136,250	6.1

115 Broadway New York, NY 10006		
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Danny Yakoel
236 North Lincoln Avenue
Elberon NJ 07740

Haim Mizrahi
1248 East 23rd Street
Brooklyn, NY 11210

Robert Klein
1350 Broadway
New York, NY 10018

(g) Affiliates of the issuer: See responses above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in New York and New Jersey. All such offerings will be made by one of our officers and/or directors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Tradings.Net, Inc.

(2) The title and amount of securities of securities issued: None

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: Not applicable

(4) The names and identities of the persons to whom the securities were issued:

Not applicable

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: Not applicable

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2007

PRELIMINARY OFFERING CIRCULAR

TRADINGS.NET, INC.
12,000,000 SHARES OF COMMON STOCK

This offering circular relates to the sale of 12,000,000 shares of our common stock, par value $0.001 per share by the management of Tradings.Net, Inc. on a "best efforts, no minimum" basis at a price of $0.30 per share. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. If our shares become quoted on the Pinksheets, sales will be made at prevailing market prices or privately negotiated prices.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is _______, 2007.

Table of Contents

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Tradings.Net," the "Company," "us," and "our" refer to Tradings.Net, Inc.

TRADINGS.NET, INC.

We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand names "Noel Collection," "Canal" and "Stevie Miz" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the Pinksheets upon the effectiveness of this offering circular.

We are registering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the year ended December 31, 2006, we generated $3,015,947 in revenue and a net loss of $175,823.

Our executive offices are located at 1350 Broadway, Suite 1004, New York, New York 10018, and our telephone number is (212) 947-3220. We are a Nevada corporation.

The Offering

Common stock outstanding before the offering.....................	2,227,000 shares
Common stock being offered...	Up to 12,000,000 shares
Common stock to be outstanding after the offering................ if all the offered shares are sold	14,227,000 shares
Use of proceeds..	If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $3,600,000. We intend to use these proceeds for (a) up to $1,500,000 for investment in inventory; (b) up to $400,000 for sales, marketing and promotion in the private label and traditional stock sales divisions; (c) up to $350,000 for our website development and expansion; (d) up to $270,000 for legal, auditing and transfer agent fees; (e) up to $360,000 for pay down of short terms debt; and (f) up to $720,000 for working capital.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Financial Results

If We Are Unable To Obtain Additional Funding, Our Business Operations Will Be Harmed. Even If We Do Obtain Additional Financing Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to obtain all required equipment and resources to operate an online wholesale shoe business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $2,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We May Not Be Able To Raise Sufficient Capital Or Generate Adequate Revenue To Meet Our Obligations And Fund Our Operating Expenses.

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern.

Risks Related To Our Business

We May Not Be Able To Compete With Current And Potential Online Wholesale Shoe Companies, Some Of Whom Have Greater Resources And Experience Than We Do.

The online shoe market is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

We Will Need To Raise Additional Equity Or Debt Financing In The Future.

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

We May Be Unable To Manage Our Growth Or Implement Our Expansion Strategy.

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

We Are Controlled By Current Officers, Directors And Principal Stockholders.

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 12.1% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Our Success Is Contingent On Our Ability To Anticipate Trends In The Fashion Industry And The Cyclical Nature Of The Fashion Industry.

Our success will depend in significant part upon its ability to anticipate and respond to product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that our products will correspond to the changes in taste and demand or that we will be able to successfully market products that respond to such trends. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, misjudgments in merchandise selection could adversely affect our image with our customers resulting in lower sales and increased markdown allowances for customers which could have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is cyclical, with purchases tending to decline during recessionary periods when disposable income is low. Purchases of contemporary shoes and accessories tend to decline during recessionary periods and also may decline at other times. While we have fared well in recent years in a difficult retail environment, there can be no assurance that we will be able to maintain our historical rate of growth in revenues and earnings, or remain profitable in the future. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer-spending habits and have a material adverse effect on our business, financial condition and results of operations.

Our Operations May Be Harmed If We Are Unable To Manage Our Inventory Properly.

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

We Are Subject To Risks Related To Extending Credit To Our Customers And If Our Customers Are Unable To Pay Us Amounts Due It Could Have An Impact On Our Operations.

Our customers consist principally of department stores and specialty stores, including shoe boutiques. Certain of our department store customers, including some under common ownership, account for significant portions of our business.

We generally enter into a number of purchase order commitments with our customers for each of our lines every season and do not enter into long-term agreements with any of our customers. Therefore, a decision by one of our significant customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or to change its manner of doing business could have a material adverse effect on our business, financial condition and results of operations. We sell our products primarily to retail stores across the United States and extend credit based on an evaluation of each customer's financial condition, usually without collateral. Various retailers, including some of our customers, have experienced financial difficulties in the past few years which increase the risk of extending credit to such retailers, our losses due to bad debts. Financial difficulties of a customer could cause us to curtail business with such customer or require us to assume more credit risk relating to such customer's account receivable.

We Rely On Foreign Manufacturers For Productions Of Shoes And Any Interruptions Could Disrupt Our Ability To Fill Customer Orders And Have A Material Impact On Our Ability To Operate.

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Our imported products are also subject to United States custom duties. The United States and the countries in which our products are produced or sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due To The High Level Of Competition In The Footwear Industry We Might Fail TO Compete Effectively, Which Would Harm Our Financial Condition And Operating Results.

The fashion footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of fashion footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

Fluctuation In Foreign Currency Could Have A Material Adverse Impact On Our Operations.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Our Securities

This Offering Is Being Made On A "Best Efforts, No Minimum Basis "With No Escrow Account And So That We Will Receive All Proceeds From Sales Even If We Do Not Sell All Of The Shares Offered Hereby.

We are making this offering on a "best efforts basis," and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our Failure To Sell All Of The Shares Offered Hereby Could Have A Material Adverse Effect On Our Business Plan.

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

If You Purchase Shares In This Offering, You Will Experience Immediate And Substantial Dilution.

The $0.30 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

There Is Currently No Public Market For Our Common Stock. Failure To Develop Or Maintain A Trading Market Could Negatively Affect The Value Of Our Shares And Make It Difficult Or Impossible For You To Sell Your Shares.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the Pinksheets, since the Pinksheets is a dealer system we will have to seek market-makers to provide quotations for the common stock and it is possible that no market-maker will want to provide such quotations. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the Pinksheets, the Pinksheets provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve he right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof

Total offering proceeds (1)	3,600,000
Use of net offering proceeds	
Investment in inventory	1,500,000
Sales, marketing and promotion in the private label and traditional stock sales divisions	400,000
Website development and expansion	350,000
Legal, auditing and transfer agent fees	270,000
Pay down of short terms debt	360,000
Working capital	720,000

(1) Assumes the sale of all shares offered hereby.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

There is currently no public trading market for our common stock.

Other than the 12,000,000, shares being offered pursuant to this offering circular, we have not agreed to register any shares of our common stock under the Securities Act for sale by stockholders. As of May 1, 2007, we had 2,227,000 shares of common stock issued and outstanding and approximately 27 stockholders of record of our common stock.

Dividend Policy

Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. However, if we enter into an agreement for debt financing in the future we may be restricted from declaring dividends.

Equity Compensation Plan Information

The following table shows information with respect to each equity compensation plan under which our common stock is authorized for issuance as of the fiscal year ended December 31, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	-0-

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were formed and incorporated in the state of Nevada on April 16, 1999. We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth, however, will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale-down our expansion plans.

Liquidity and Capital Resources

Capital for our development has been provided by our founding shareholders and short-term loans from related parties. In 2006 the company borrowed $300,000 in short-term loans. The capital has been or will be used to fund acquisition of inventory and operating expenses.

Stockholders' equity totaled $415,564 on December 31, 2006, and working capital was $383,955. We need to continue to raise funds through various financings to maintain operations until such time as cash generated by operations is sufficient to meet its operational and capital requirements. There can be no assurance that we will achieve profitable operations. There can be no assurance that we will be able to secure additional debt or equity financing, or that such financing will be available on favorable terms.

Plan of Operation and Financing Needs

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our Traditional Stock and Private Label divisions' sales through investments in compelling inventory, increasing marketing and promotion of our shoe brands, and creating a professional sales team; and (2) increasing our Internet Sales division through development and expansion of our Internet presence and partnerships.

Results of Operations

Years Ended December 31, 2006 and December 31, 2005

Total Net Sales for the twelve month periods ended December 31, 2006 and December 31, 2005 were $3,015,947 and $3,832,281 respectively, a 21% decrease. Total Gross profit for the same periods was 1,110,825 (2006) and $1,170,989 (2005), a 5% decrease. We experienced a Net Loss of $175,823 in 2006 versus a Net Profit After Tax of $20,404 in 2005.

The sales declines were restricted to our Traditional Stock and Private Label Divisions. The Traditional Stock and Private Label Divisions combined experienced a decline in Net Sales of $1,700,044 (from $2,801,052 in 2005 to $1,101,008 in 2006), with a corresponding decline in Gross Profit of $312,688 (from $627,071 in 2005 to $314,383 in 2006).

Our Internet Sales division, on the other hand, experienced substantial growth in Net Sales and Gross Profit. Approximate Internet sales in 2006 increased $883,710, or 86%, (from $1,031,229 in 2005 to $1,914,939 in 2006). Internet Gross Profit in 2006 increased $252,524, or 46%, (from 543,918 in 2005 to 796,442 in 2006).

General and Administrative Expense for the annual period ended December 31, 2006 was $1,220,464 as compared to $1,094,348 for the comparable period in 2005, or a 12% increase. Primary components of the increase include employee and shipping costs as our business shifted from relatively few bulk wholesale shipments in the Traditional Stock and Private Label Divisions, to many small, customer-service sensitive, shipments in the Internet Division.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Accounts Receivable - We consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents - For purposes of the Statement of Cash Flows, we consider all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes - We account for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs - We expense advertising costs as incurred.

Inventories - Inventories are stated at the lower of cost or market using first in, first out (FIFO).

Recent Accounting Pronouncements

On February 16, 2006 the FASH issued SPAS 155, "Accounting for Certain Hybrid Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SPAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.'[1] SFAS 155 allows financial allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In March 2006, the PASS issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to PASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In September 2006 the Financial Account Standards Board (the "FASB") issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability iii its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net 'assets of a nor-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the 'fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

BUSINESS

Organizational History

We were incorporated in the State of Nevada on April 16, 1999 and amended our Articles of Incorporation on August 1, 2000.

Overview of Business

We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand manufactured under our brand names "Noel Collection" and "Canal" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

Private Label Sales

Our private label sales division was formed to produce made-to-order wholesale shoes with our customer's label and specifications. The operations of this division services specialty stores, boutiques and chain stores in connection with their procurement of private label shoes. We arrange for shoe manufacturers to produce private label shoes to the specifications of our clients. We believe that by operating in the private label, specialty store market, we are able to maximize additional non-branded sales opportunities, which leverages our overall sourcing and design capabilities. Currently, this division serves as a private label producer for Steve Madden and Nordstrom, among others and generated net sales of $400,000 for the year ended December 31, 2006.

Traditional Stock Sales

Our traditional stock sales division designs, produces, sources, sells and markets our "Noel Collection" and "Canal" brands to major department stores and shoe stores throughout the United States. To serve our customers we create and market fashion forward footwear designed to appeal to customers seeking exciting, new footwear designs at affordable prices. Currently, this division supplies Bakers, Nine West and TJ Maxx department stores and show stores with its branded footwear and generated net sales of $700,000 for the year ended December 31, 2006.

Internet Sales

Although the online footwear industry has developed since the early nineties, along with all retail operations over the internet, this is primarily true of the consumer-oriented market. However, the business-to-business industry continues to primarily interact in traditional arenas. Our internet sales division not only provides our internet presence for the wholesale sale of footwear, through our website www.shoenet.com , but provides a full service website where we provide assistance to our wholesale customers in assisting with their retail operations by giving advice on how to operate a retail shoe concession or store and by providing a wide variety of the latest foot wear fashions and trends. Although many of our competitors also have an internet presence, they are usually provided solely for information services, but don't offer the full-service pricing, ordering and interactivity found on www.shoenet.com. Currently, this division has approximately 4,000 customers and receives approximately 200,000 hits a day and generated net sales of $1,900,000 for the year ended December 31, 2006.

Product Sourcing and Distribution

We source each of our product lines separately based on the individual design, styling and quality specifications of the products in such product lines. We do not own or operate manufacturing facilities; rather, we source the manufacture of our products through four independently owned manufacturers throughout the Far East. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in our footwear are available from a number of sources, both within the United States and in foreign countries.

Our design and distribution processes are intended to be flexible, allowing us to maintain less inventory, and thereby lower overhead costs, but still be able to respond to and accommodate changing consumer demands. Our production staff tracks warehouse inventory on a regular basis, monitors sell-through data and incorporates input on product demand from wholesale customers.

We sell to retail and wholesale shoe sellers throughout the United States, Europe, Africa, Canada, Mexico and the United Kingdom. In order to deliver our products to our customers our shoes are distributed from three warehouses, one located in Santa Fe Springs, California, one located in Commerce, California and one located in Sayerville, New Jersey. All warehouses were selected for their strategic positions near ports, suppliers, and customers. We pay industry-competitive storage and handling rates on a monthly basis at all three warehouses and warehouse personnel receive and carry-out our instructions daily on inbound product receipts as well outbound customer shipments.

Competition

The fashion footwear industry is highly competitive. Our competitors include specialty shoe companies, companies with diversified footwear product lines and other internet-based shoe wholesalers. Many of these competitors, including Steve Madden, Diesel, Kenneth Cole, Nine West, DKNY, Skechers, Nike and Guess, may have greater financial and other resources than we do. We believe that effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and we intend to continue to employ these elements as we develop our products.

Marketing and Sales

While we intend to utilize traditional marketing outlets, such as advertisements in industry magazines, mass media and utilizing a sales force, our overall marketing strategy is to rapidly attract new customers and increase revenues by utilizing the internet and focus on our the provision of our internet services. Our marketing strategy includes search engine marketing, which provides a link to our website, www.shoenet.com, when a user utilizes certain search terms. We are currently linked to a number of search engines including Google, Yahoo, MSN, Excite and AOL. We have also registered various strategically-selected domain names, which automatically direct potential customers to our primary website. Lastly, we have also utilized e-mail promotions by sending advertisements to targeted mailing lists.

Intellectual Property

We have no patents or trademarks, but we have the rights to the following domain names: www.shoenet1.com, www.shoetec.com, www.importshoes.com, www.exportshoes.com, www.shoebay.net and www. dealadayshoes.com.

Government Regulation

In connection with the manufacturing, importation and distribution of our products internationally, the industry may in the future be subject to regulations by various governmental authorities. Such regulations could affect the manner in which we perform services. However, we are not aware of any existing or probable governmental regulations that may have a material effect on the normal operations of our business. There also are no relevant laws that require compliance by us that may have a material effect on the normal operations of the business.

FACILITIES

We lease our main office which is located at 1350 Broadway, Suite 1004, New York, New York 10018, from 1350 Broadway Associates, c/o Helmsley-Spear, Inc. Agents. The lease has a term of 60 months, which began on November 1, 2003 and expires on October 31, 2008. We currently pay rent and related costs of approximately $6,500.

We are not dependent on a specific location for the operation of our business.

EMPLOYEES

As of May 1, 2007 we had 12 full time employees. We have not experienced any work stoppages and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors and their respective ages and positions as of May 1, 2007 are as follows:

Name	Age	Position
Danny Yakoel	60	President and Director
Haim Mizrahi	49	Secretary, Treasurer and Director

Executive Biographies

Danny Yakoel, President and Director - Mr. Yakoel has been our President and Director since April 1999.

Haim Mizrahi, Secretary, Treasurer and Director - Mr. Mizrahi has been our Secretary, Treasurer and Director since April 1999.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers who earned more than $100,000 per year at the end of the last completed fiscal year. We refer to all of these officers collectively as our "named executive officers."

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Danny Yakoel	2005	69,000	0	0	0	0	0	17,000	86,000
President	2006	69,000	0	0	0	0	0	17,000	86,000

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

Directors Compensation

The directors of our company do not presently receive compensation for their services as members of the Board. We are in the process of developing a compensation policy for our directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Mizrahi and Mr. Yakoel, our executive officers and directors, each own 50% of the outstanding equity of R&D Shoes, Ltd., a wholesale shoe company that sells shoes exclusively to Conway Stores, Inc. a discount retailer with stores in New York, New Jersey and Pennsylvania. We often sell inventory to R&D Shoes and sometimes purchase excess inventory from R&D Shoes. During 2006 we had an aggregate of $355,600 of sales to R&D Shoes and made an aggregate of $187,049 purchases. In addition, to date we had an aggregate of $206,593 of sales to R&D Shoes and made an aggregate of $36,156 purchases during the 2007 fiscal year.

From time to time our executive officers and shareholders and their families provide us with short-term loans to cover seasonal and other cash needs. In most cases these loans are repaid within a few months and in some cases balances are maintained at competitive interest rates. Since the beginning of the 2006 fiscal year to the date hereof, we have borrowed the following amounts from the following individuals:

- Danny Yakoel, our President - $45,000,
- Haim Mizrahi, our Treasurer – $8,000, and
- Gil Einhorn, son-in-law of Mr. Mizrahi - $20,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 1, 2007 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Prior to Offering as a Percent of Total	Post-Offering as a Percent of Total
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9%	1.5%

Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3%	1.2%
Underwriters Annuity Services, Ltd. 35 Barrack Road Belize City, Belize	360,000	16.2%	3.0%
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2%	2.1%
Loxen Trading Company B.V.I. c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2%	2.1%
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
All Executive Officers and Directors as a Group (2 persons)	315,000	14.2%	2.2%

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of May 1, 2007, we had 2,227,000 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our directors and officers against all claims and liability by reason of serving as a director or officer. We are required to reimburse all legal expenses incurred by any director or officer in connection with that proceeding. We are not, however, required to reimburse any legal expenses in connection with any proceeding if a determination is made that the director or officer did not act in good faith or in a manner reasonably believed to be in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The Offering

We are offering up to a total of 12,000,000 shares of common stock on a best efforts basis. The offering price is $0.30 per share. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 12,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and "good funds" are received in our account.

We will sell the shares in this offering through our officers and directors. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will they register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the

offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We have no intention of inviting broker-dealer participation in this offering.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Tradings.Net, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If we sell shares of our common stock under this registration statement in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales. Any person who purchases shares of our common stock from a selling security holder under this registration statement who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

INDEX TO FINANCIAL STATEMENTS

Table of Contents

Frumkin, Lukin & Zaidman, CPAs', P.C.
Certified Public Accountants

WILLIAM A. FRUMKIN, C.P.A.
ARTHUR LUKIN, C.P.A.
DOV ZAIDMAN, C.P.A.

100 NORTH VILLAGE AVENUE, SUITE 21
ROCKVILLE CENTRE, NY 11570-3712
(516) 766-6635 • (718) 895-5908
FAX: (516) 908-7867
WWW.FLZCPAS.COM

To the Stockholders
Tradings.net, Inc.
New York, New York

We have reviewed the accompanying balance sheet of Tradings.net, Inc. as of December 31, 2006 and the related statements of income and retained earnings, and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services Issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Tradings.net, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted accounting standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Frumkin Lukin & Zaidman

FRUMKIN, LUKIN & ZAIDMAN, CPAs', P.C.
Rockville Centre, New York
March 20, 2007

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	20,535
Due from factor (Note 2)		303,373
Accounts receivable - Non Factored (Note 1)		290,418
Inventory (Note 1)		490,266
Loans and exchanges		197,856
Total current assets		1,302,448
Property and equipment, net (Note 1 and 3)		17,223
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	1,334,057

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	536,360
Bank credit line (Note 4)		82,133
Notes payable (Note 5)		300,000
Total current liabilities		918,493
Stockholders' Equity:		
Common stock (Note 6)		22,270
Paid-in-Capital		433,330
Retained earnings (Deficit)		(40,036)
Total Stockholders' Equity		415,564
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,334,057

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Net sales	$ 3,015,947
Cost of sales (Schedule 1)	1,905,122
Gross Profit	1,110,825
General and Administrative Expenses (Schedule 2)	1,220,464
Operating Profit (Loss)	(109,639)
Other Income (Expenses):	
Interest expense	(54,905)
Net Income (Loss) before provision for income tax	(164,544)
Provision for income tax	11,279
Net Income (Loss)	(175,823)
Retained Earnings , January 1, 2006	135,787
Retained Earnings (Deficit) , December 31, 2006	$ (40,036)

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(175,823)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,790
Increase in accounts receivable		(81,150)
Increase in loans and exchanges		(197,856)
Increase in inventory		(118,976)
Increase in accounts payable		184,159
Net cash used by operating activities		(385,856)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(4,751)
Net cash used in investment activities		(4,751)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Increase in due from factor		(144,469)
Increase in notes payable		300,000
Increase in bank credit line		82,133
Increase in stockholders' equity		73,313
Decrease in other notes payable		(105,188)
Net cash used in financing activities		205,789
NET DECREASE IN CASH AND CASH EQUIVALENTS		(184,818)
CASH AND CASH EQUIVALENTS, January 31, 2006		205,353
CASH AND CASH EQUIVALENTS, December 31, 2006	$	20,535

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. As of December 31, 2006 the credit balance at factor was $303,373.

3. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2006 property and equipment consists of the following:

Office and computer equipment	$ 45,155
Website development costs	7,515
	52,670
Less accumulated depreciation	35,447
	$ 17,223

4. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at December 31, 2006. As of December 31, 2006 the amount due on the credit line was $82,133.

5. NOTES PAYABLE

The company obtained short-term financing in the amount of $300,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

6. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2006 there were 22,270,000 shares issued and outstanding.

7. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At December 31, 2006 no preferred shares were issued.

8. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

9. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$ 54,905
Cash payments for taxes	$ 11,279

10. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	371,290
Purchases		1,784,023
Freight, customs and duty		240,075
		2,395,388
Inventory - Ending		490,266
Total cost of sales	$	1,905,122

Schedule 2 - General and Administrative Expenses

Salaries	$	241,685
Payroll taxes		38,541
Employee benefits		48,142
Commissions		161,473
Consulting		52,620
Advertising and promotions		17,466
Bank and credit card fees		52,614
Contributions		2,101
Computer expenses		14,960
Depreciation		3,790
Samples		3,531
Factoring charges		13,812
Insurance		3,567
Trade shows		19,318
Office expenses and miscellaneous		51,159
Postage and freight		214,268
Professional fees		26,425
Rent		109,872
Payroll processing		6,049
Telephone		23,002
Utilities		7,424
Travel and entertainment		17,268
Warehouse		91,377
Total General and Administrative Expenses	$	1,220,464

See accompanying notes and accountants' report.

Frumkin, Lukin & Zaidman, CPAs', P.C.
Certified Public Accountants

WILLIAM A. FRUMKIN, C.P.A.
ARTHUR LUKIN, C.P.A.
DOV ZAIDMAN, C.P.A.

100 NORTH VILLAGE AVENUE, SUITE 21
ROCKVILLE CENTRE, NY 11570-3712
(516) 766-6635 • (718) 895-5908
FAX: (516) 908-7867
WWW.FLZCPAS.COM

To the Stockholders
Tradings.net, Inc.
New York, New York

We have reviewed the accompanying balance sheet of Tradings.net, Inc. as of December 31, 2005 and the related statements of income and retained earnings, and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services Issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Tradings.net, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted accounting standards, the objective of which is the expression of an opinion regarding the financial statements takes as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Frumkin Lukin & Zaidman

FRUMKIN, LUKIN & ZAIDMAN, CPAs', P.C.
Rockville Centre, New York
May 5, 2006

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	205,353
Due from factor (Note 3)		158,904
Accounts receivable - Non Factored (Note 1)		209,268
Inventory (Note 1)		371,290
Total current assets		944,815
Property and equipment, net (Note 1 and 2)		16,262
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	975,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	352,201
Other notes payable (Note 4)		105,188
Total current liabilities		457,389
Stockholders' Equity:		
Common stock (Note 5)		43,100
Paid-in-Capital		339,187
Retained earnings		135,787
Total Stockholders' Equity		518,074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	975,463

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Net sales	$	3,832,281
Cost of sales (Schedule 1)		2,661,292
Gross Profit		1,170,989
General and Administrative Expenses (Schedule 2)		1,094,348
Operating Profit		76,641
Other Income (Expenses):		
Interest expense		(53,291)
Net Income before provision for income tax		23,350
Provision for income tax		2,946
Net Income		20,404
Retained Earnings , January 1, 2005		115,383
Retained Earnings , December 31, 2005	$	135,787

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	20,404
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		8,819
Decrease in accounts receivable		48,941
Increase in inventory		(239,548)
Decrease in loans and exchanges		18,337
Increase in accounts payable		300,317
Net cash used by operating activities		157,270
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(11,681)
Net cash used in investment activities		(11,681)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Decreae in due from factor		34,099
Decrease in other notes payable		(63,312)
Net cash used in financing activities		(29,213)
NET INCREASE IN CASH AND CASH EQUIVALENTS		116,376
CASH AND CASH EQUIVALENTS, January 31, 2005		88,977
CASH AND CASH EQUIVALENTS, December 31, 2005	$	205,353

See accompanying notes and accountants' report.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2005 there were no material differences that required deferred tax asset or liability.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2005 property and equipment consists of the following:

Office and computer equipment	$ 40,404
Website development costs	7,515
	47,919
Less accumulated depreciation	31,657
	$ 16,262

3. NOTE PAYABLE – SECURED BY ACCOUNTS RECEIVABLE

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. As of December 31, 2005 the credit balance at factor was $158,904.

4. OTHER NOTES PAYABLE

The note payable at December 31, 2005 consisted of notes payable to a stockholder and other related parties and vendors. The Notes are unsecured and due on demand.

5. COMMON STOCK

The Company has authorized the issuance of 5,000,000 shares. At December 31, 2005 there were 4,310,000 shares issued and outstanding.

6. PREFERRED STOCK

The Company has authorized the issuance of 500,000, preferred shares. At December 31, 2005 no preferred shares were issued.

7. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

8. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$ 47,784
Cash payments for taxes	$ 2,946

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	131,742
Purchases		2,459,797
Freight, customs and duty		441,043
		3,032,582
Inventory - Ending		371,290
Total cost of sales	$	2,661,292

Schedule 2 - General and Administrative Expenses

Salaries	$	302,110
Payroll taxes		25,596
Commissions		139,958
Advertising and promotions		4,104
Bank and credit card fees		30,703
Contributions		3,434
Computer expenses		11,734
Depreciation		8,819
Samples		19,761
Factoring charges		34,208
Insurance		51,123
Trade shows		20,366
Office expenses and miscellaneous		30,449
Postage and freight		152,187
Professional fees		33,711
Rent		123,394
Payroll processing		2,652
Telephone		23,729
Travel and entertainment		34,797
Utilities		2,002
Warehouse		39,511
Total General and Administrative Expenses	$	1,094,348

See accompanying notes and accountants' report.

PART III - EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation *
2.2	Certificate of Amendment to Articles of Incorporation *
2.3	By-Laws *
3.1	Form of Common Stock Certificate *
4.1	Form of Subscription Agreement **
10.1	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1)
11.1	Opinion of Sichenzia Ross Friedman Ference LLP *

* Filed herewith
** To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on May 2, 2007.

TRADINGS.NET, INC.

By: ____________________
Danny Yakoel
President and Director
(Principal Executive Officer)

By: ____________________
Haim Mizrahi
Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Danny Yakoel	President and Director (Principal Executive Officer)	May 2, 2007
Haim Mizrahi	Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	May 2, 2007

FILED # C9223-99

APR 16 1999

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION
(Pursuant to NRS 78)
Office of the Secretary of State
Capitol Complex
Carson City, Nevada 89710
Telephone (702) 687-5203

1. The name of the Corporation is: TRADINGS.NET, INC.

2. The name of the Resident Agent is: State Agent and Transfer Syndicate, Inc.
   Mailing Address: 318 North Carson Street, Suite 214, Carson City, NV 89701

3. The number of shares that the corporation is authorized to issue and the par value of the shares shall be 200 shares with no par value.

4. The first board of directors shall consist of 1 and the names and addresses are as follows:
   Daniel Yakust, 600 Third Avenue, New York, NY 10016

5. The purpose of the corporation shall be for the transaction of any lawful business, and to promote and conduct any legitimate object or purpose allowed pursuant to NRS 78.030.

6. Personal Liability (check one) xxx Accept ________ Decline
   A provision eliminating or limiting the personal liability of directors, officers or stockholders for damages for breach of fiduciary duty as a director or officer, but such provision must not eliminate or limit the liability of a director or officer for (a) Acts or omissions which involve intentional misconduct, fraud, or knowing violation of law; or (b) The payments of distributions in violation of NRS 78.300.

7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference herein as a part of these articles: Number of pages attached

8. The names and addresses of each of the incorporators signing the articles:

Stephanie Sweatt
c/o Accelerated Information & Document Filing, Inc.
90 State Street, Suite 835
Albany, NY 12207

Subscribed and sworn to before me on
April 16, 1999

Khristine E. Peacock
Notary Public State of New York
Appointed in County of Saratoga
Commission Expires 3/14/2000
Registration Number 01PE4917314

I, State Agent and Transfer Syndicate, Inc. hereby accept appointment as Resident Agent for the above named corporation.

State Agent and Transfer Syndicate, Inc.
Dated: April 16, 1999

(\$75)

FILED # C9273-99

APR 2 7 2001

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

STATE OF NEVADA

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF

TRADINGS.NET, INC.

Pursuant to the provisions of NRS 78.3904, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. On April 19, 2001, stockholders holding a majority of the voting power of the corporation, by written consent pursuant to NRS 78.320, adopted the recommendation of the Board of Directors and amended Articles 3, 6 and 9 of the Articles of Incorporation.

2. Article 3, as amended, shall read as follows:

"The aggregate number of shares which the corporation shall have authority to issue is Sixty Million (60,000,000) shares, divided into:

10,000,000 Preferred Shares, having a par value of one hundredth of a cent (\$.001) per share, and

50,000,000 Common Shares, having a par value of one hundredth of a cent (\$.001) per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

A. Preferred Shares. Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to then be issued from the Ten Million (10,000,000) shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred Shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights.

B. Common Shares. The terms of the 50,000,000 Common Shares of the corporation shall be as follows:

F401-70406

(1) Dividends. Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Shares out of the remaining net profits or surplus of the corporation.

(2) Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Shares of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Shares according to their respective shares.

(3) Voting rights. Each holder of a Common Share shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

3. Article 6, as amended, shall read as follows:

"The following indemnification provisions shall be deemed to be contractual in nature and not subject to retroactive removal or reduction by amendment.

(a) This corporation shall indemnify any director and any officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, judicial, administrative or investigative, by reason of the fact that he/she is or was serving at the request of this corporation as a director or officer or member of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him/her in connection with such action, suit or proceeding, including any appeal thereof, if he/she acted in good faith or in a manner he/she reasonably believed to be in, or not opposed to, the best interests of this corporation, and with respect to any criminal action or proceeding, if he/she had no reasonable cause to believe his/her conduct was unlawful. However, with respect to any action by or in the right of this corporation to procure a judgment in its favor, no indemnification shall be made in respect of any claim, issue, or matter as to which such person is adjudged liable for negligence or misconduct in the performance of his/her duty to the corporation unless, and only to the extent that, the court in which such action or suit was brought determines, on application, that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity in view of all the circumstances of the case. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or in a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the party did not meet the applicable standard of conduct. Indemnification hereunder may be paid by the corporation in advance of the final disposition of any action, suit or proceeding, on a preliminary determination that the director, officer, employee or agent met the applicable standard of conduct.

(b) The corporation shall also indemnify any director or officer who has been successful on the merits or otherwise, in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, against all expenses, including attorneys' fees, actually and reasonably incurred by him/her in connection therewith, without the necessity of an independent determination that such director or officer met any appropriate standard of conduct.

(c) The indemnification provided for herein shall continue as to any person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such persons.

(d) In addition to the indemnification provided for herein, the corporation shall have power to make any other or further indemnification, except an indemnification against gross negligence or willful misconduct, under any resolution or agreement duly adopted by the Board of Directors, or duly authorized by a majority of the shareholders."

4. Article 9, as amended, shall read as follows:

"No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, that the foregoing clause shall not apply to any liability of a director for any action for which the Nevada Revised Statutes proscribes this limitation and then only to the extent that this limitation is specifically proscribed.

IN WITNESS WHEREOF, the undersigned, for the purpose of amending the Articles of Incorporation of Mimi Dade Ventures, Inc. pursuant to chapter 78 of the Nevada Corporation Laws, have hereunto duly executed these Articles of Amendment to the Articles of Incorporation to be filed in the Office of the Secretary of State of Nevada for the purposes therein set forth this 19th day of April, 2001.

Tradings.Net, Inc.

By: ______________________
Danny Yakoel, President

ATTEST:

____
Secretary

<u>STATE OF NEVADA</u>

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF

TRADINGS.NET, INC.

Pursuant to the provisions of NRS 78.3904, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. On March 8, 2002, stockholders holding a majority of the voting power of the corporation, by written consent pursuant to NRS 78.320, adopted the recommendation of the Board of Directors and amended Articles 3 of the Articles of Incorporation.

2. Article 3, as amended, shall read as follows:

"The aggregate number of shares which the corporation shall have authority to issue is One Hundred Ten Million 110,000,000) shares, divided into:

10,000,000 Preferred Shares, having a par value of one hundredth of a cent ($.001) per share, and

100,000,000 Common Shares, having a par value of one hundredth of a cent ($.001) per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

A. <u>Preferred Shares</u>. Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to then be issued from the Ten Million (10,000,000) shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred Shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights.

B. <u>Common Shares</u>. The terms of the 100,000,000 Common Shares of the corporation shall be as follows:

(1) Dividends. Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Shares out of the remaining net profits or surplus of the corporation.

(2) Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Shares of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Shares according to their respective shares.

(3) Voting rights. Each holder of a Common Share shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

IN WITNESS WHEREOF, the undersigned, for the purpose of amending the Articles of Incorporation of Tradings.net, Inc. pursuant to chapter 78 of the Nevada Corporation Laws, have hereunto duly executed these Articles of Amendment to the Articles of Incorporation to be filed in the Office of the Secretary of State of Nevada for the purposes therein set forth this 8th day of March, 2002.

Tradings.Net, Inc.

ATTEST:

By: ____________________
Danny Yakoel, President

____
Secretary



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Correction
(PURSUANT TO NRS 78.0295 and 80.007)

FILED # C9273-99

APR 30 2002

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Important: Read attached instructions before completing

Certificate of Correction
(Pursuant to NRS 78, 80, 81, 82, 86, 88, 88A, & 89)
- Remit in Duplicate -

1. The name of the corporation for which correction is being made:

Tradingx.net, Inc.

2. Description of the original document for which correction is being made:

Articles of Amendments to the Articles of Incorporation.

3. Filing date of the original document: April 25, 2002

4. Description of the inaccuracy or defect.

The par value is one tenth of a cent ($.001). In the document, the par value is referred to as "one hundredth of a cent ($.001)." In other words, the numeric description was correct, but the English description was incorrect.

5. Correction of the inaccuracy or defect.

1. Article 3, as amended, shall read as follows:

"The aggregate number of shares which the corporation shall have authority to issue is One Hundred Ten Million 110,000,000) shares, divided into:

10,000,000 Preferred Shares, having a par value of one tenth of a cent ($.001) per share, and

100,000,000 Common Shares, having a par value of one tenth of a cent ($.001) per share.

6. Signature:

Signature of Corporate Officer	President Title of Officer	4/30/02 Date

* *A reason* for the incorrect statement, execution or other authentication must be provided.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

BYLAWS
OF
TRADINGS.NET, INC.

ARTICLE I - OFFICES

Section 1. The principal office of the corporation in the State of Nevada shall be at 318 North Carson Street, Suite 214, Carson City, NV 89701; and the resident agent in charge thereof is: State Agent and Transfer Syndicate, Inc.

Section 2. The corporation may have such other offices within or without the State of Nevada as the Board of Directors may designate or as the business of the corporation may require from time to time.

ARTICLE II - STOCKHOLDERS

Section 1. Annual Meeting: The annual meeting of the stockholders shall be held at such time and place as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as conveniently may be.

Section 2. Special Meetings: Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors, and shall be called by the president at the request of the holders of not less than five percent of all outstanding shares of the corporation entitled to vote at the meeting Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding twelve months.

Section 3. Place of Meeting: The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the corporation.

Section 4. Notice of Meeting: Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or other persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. Closing of Transfer Books or Fixing of Record Date: For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, twenty days. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than fifty days, and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. But payment or allotment of dividends may not be made more than sixty days after the date on which the resolution is adopted. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof regardless of its length except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

Section 6. Books and Accounts: This corporation shall keep and maintain:

(a) A certified copy of its certificate of incorporation or articles of incorporation, and all amendments thereto.

(b) A certified copy of its bylaws and all amendments.

(c) A stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively; or

(d) In lieu of the stock ledger or duplicate stock ledger specified in paragraph (c), a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger specified in this section is kept.

Any person who has been a stockholder of record of a corporation for a least 6 months immediately preceding his demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5 percent of all its outstanding shares, upon at least 5 days' written demand, or any judgment creditor of the corporation without prior demand, shall have the right to inspect in person or by agent or attorney, during usual business hours, the stock ledger or duplicate stock ledger, whether kept in the principal office of the corporation in this state or elsewhere as provided in paragraph (d) and to make extracts therefrom. Holders of voting trust certificates representing shares of the corporation shall be regarded as stockholders for the purpose of this subsection.

Section 7. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 8. Proxies: At any meeting of stockholders, a stockholder may vote in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. A proxy shall not be valid after six months from the date of its execution, unless coupled with an interest, but no proxy shall be valid after seven years from the date of its execution, unless renewed or extended at any time before its expiration. Notwithstanding that a valid proxy is outstanding the powers of the proxy holder are suspended, except in the case of a proxy coupled with an interest which is designated as irrevocable, if the person executing the proxy is present at a meeting and elects to vote in person.

Section 9. Voting of Shares: Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders.

Section 10. Voting of Shares by Certain Holders: Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws or a resolution of the board of directors of such corporation may prescribe, and a certified copy of the bylaw or resolution is presented at the meeting.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of shares into his name.

A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither treasury shares of its own stock held by the corporation, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Section 11. Voting Trusts: A stockholder, by agreement in writing, may transfer his stock to a voting trustee or trustees for the purpose of conferring the right to vote thereon for a period not exceeding 15 years upon the terms and conditions therein stated. The certificates of stock so transferred shall be surrendered and canceled and new certificates therefor issued to such trustee or trustees in which it shall appear that they are issued pursuant to such agreement, and in the entry of such ownership in the proper books of such corporation that fact shall also be noted, and thereupon such trustee or trustees may vote upon the stock so transferred during the term of such agreement. A duplicate of every such agreement shall be filed in the principal office of the corporation and at all times during such term be open to inspection by any stockholder or his attorney.

Section 12. Informal Action by Stockholders: Any action, except election of directors, required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

Section 13. Removal of Directors: Any director may be removed from office by the vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding capital stock entitled to voting power.

All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.

When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

ARTICLE III - DIRECTORS

Section 1. The business of this corporation shall be managed by a board of not less than three directors or trustees, all of whom shall be of full age and at least one of whom shall be a citizen of the United States, except that, in cases where all the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than three but not less than the number of stockholders. Unless otherwise provided in the certificate or articles of incorporation, or an amendment thereof, it shall not be necessary for directors to be stockholders.

Section 2. Regular Meetings: A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

Section 3. Special Meetings: Special meetings of the Board of Directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state, as the place for holding any special meeting of the Board of Directors called by them.

Section 4. Notice: Notice of any special meeting shall be given at least five days previously thereto by written notice delivered personally or mailed to each director at his business address, or by telegram or facsimile. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. If notice be given by facsimile, such notice shall be deemed to be delivered when transmitted, provided that confirmation of transmission shall be received. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Quorum: A majority of the number of directors fixed by Section 1 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting: The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Informal or Irregular Action by Directors or Committees: (a) Action taken by the required majority of the directors or members of a committee without a meeting is nevertheless board or committee action if written consent to the action in question is signed by all the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the board or committee, whether done before or after the action so taken.

(b) Any one or more directors or members of a committee may participate in a meeting of the board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other, and such participation in a meeting shall be deemed presence in person at such meeting.

Section 8. Executive and Other Committees: (a) The Board of Directors, by resolution adopted by a majority of the number of directors then in office may designate from among its members an executive committee and one or more other committees, each consisting of two or more directors, and each of which, to the extent provided in the resolution or in the charter or these bylaws shall have and may exercise all of the authority of the Board of Directors except the power to:

(i) Declare dividends or distributions on stock;

(ii) Issue stock other than as provided in subsection (b) of this section.

(iii) Recommend to the stockholders any action which requires stockholder approval.

(iv) Amend the bylaws; or

(v) Approve any merger or share exchange which does not require stockholder approval.

(b) If the Board of Directors has been given general authorization for the issuance of stock, a committee of the Board, in accordance with a general formula or method specified by the board by resolution or by adoption of a stock option or other plan, may fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors under the Nevada General Corporation Law.

(a) The appointment of any committee, the delegation of authority to it or action by it under that authority does not constitute of itself, compliance by any director not a member of the committee, with the standard provided by statute for the performance of duties of directors.

Section 9. Compensation: By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10. Presumption of Assent: A director of the corporation who is present at a meeting of the Board of Directors at which action on a corporate matter is taken unless he shall announce his dissent at the meeting and his dissent is entered in the minutes and he shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV - OFFICERS

Section 1. Number: The corporation shall have a president, a secretary, a treasurer, and a resident agent, each of whom shall be elected by the Board of Directors.

Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. Election and Term of Office: The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal: Any officer or agent may be removed by the Board of Directors whenever in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of any officer or agent shall not of itself create contract rights.

Section 4. Vacancies: A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. President: The president shall be the principal executive officer of the corporation, and subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The president shall have authority to institute or defend legal proceedings when the directors are deadlocked. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of the president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. The Secretary: The secretary shall: (a) keep the minutes of the proceedings of the stockholder and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) sign with the president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

Section 7. The Treasurer: The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these bylaws; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board of Directors. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum with such surety or sureties as the Board of Directors shall determine.

Section 8. Salaries: The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V - INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 1. The corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

ARTICLE VI - CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1 Contracts: The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans: No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc.: All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits: All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII - CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares: Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the president or a vice-president and countersigned by the secretary or an assistant secretary and sealed with the corporation seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimile signatures if the certificate is manually signed on behalf of a transfer agent or a registrar other than the corporation or an employee of the corporation. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued until the former certificates for a like number of shares shall have been surrendered and cancelled, except than in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares: Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VIII - FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January.

ARTICLE IX - DIVIDENDS

The Board of Directors may, from time to time, declare and the corporation may pay dividends on its outstanding shares in the manner, and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X - CORPORATE SEAL

The Board of Directors shall not provide a corporate seal, and pursuant to NRS 78.065, the use of a seal or stamp on any corporate documents is not necessary.

ARTICLE XI - WAIVER OF NOTICE

Whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these bylaws or under the provisions of the bylaws or under the provisions of the Articles of Incorporation or under the provisions of the general corporation law of the State of Nevada, a waiver thereof in writing signed by any person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII - AMENDMENTS

The Board of Directors shall have the power to make, alter and repeal bylaws, but bylaws made by the board may be altered or repealed, and new bylaws made, by the stockholders.


NUMBER

Reverse Split (1 for 10)
EFFECTIVE 3/23/2007
CUSIP# 89268X 20 6


SHARES

TRADINGS.NET, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

THIS CERTIFIES THAT:

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR VALUE EACH OF

TRADINGS.NET, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and By-laws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:


TRADINGS.NET, INC.
CORPORATE
SEAL
1999
NEVADA

COUNTERSIGNED:
OLDE MONMOUTH STOCK TRANSFER CO., INC.
200 MEMORIAL PARKWAY, ATLANTIC HIGHLANDS, NJ 07716
TRANSFER AGENT

BY:

AUTHORIZED SIGNATURE

PRESIDENT & CEO

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian..................
(Cust) (Minor)
under Uniform Gifts to Minors
Act..................
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, ____________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____ *Shares*

of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

THE SIGNATURE TO THE ASSIGNMENT MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM.

STOCK MARKET INFORMATION
www.pbse-exchange.com

COLUMBIA FINANCIAL PRINTING CO., P.O. BOX 219, BETHPAGE, NY 11714

SICHENZIA ROSS FRIEDMAN FERENCE LLP

May 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Tradings.net, Inc.
Form 1-A Regulation A Offering Statement

Ladies and Gentlemen:

We refer to the above-captioned Regulation A Offering Statement on Form 1-A (the "Offering Statement") under the Securities Act of 1933, as amended (the "Act"), filed by Tradings.net, Inc., a Nevada corporation (the "Company"), with the Securities and Exchange Commission, pursuant to which an aggregate of 12,000,000 shares of common stock will be offered for sale by the Company.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that the securities being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the Offering Statement, legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 10.1 to the Offering Statement and to the reference to our firm under "Legal Matters" in the related Offering Circular. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Sichenzia Ross Friedman Ference LLP

SRFF

END

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
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